Amira Nature Foods Ltd Announces Appointment of Bruce Wacha as Chief Financial Officer Based in New York

Company Adds Executive with Extensive Global and Emerging Growth Consumer Packaged Goods Industry Experience

DUBAI – May 29, 2014 – Amira Nature Foods Ltd (the “Company”; NYSE: ANFI), a leading global provider of branded packaged Indian specialty rice, today announced the appointment of Bruce Wacha as Chief Financial Officer, effective June 2, 2014. Mr. Wacha will report to Karan A. Chanana, Amira’s Chairman and Chief Executive Officer.  Mr. Wacha will help establish a corporate and sales office in New York City where he will be based. In his role as Chief Financial Officer, Mr. Wacha will manage corporate finance, accounting and audit. In addition, he will work directly with Mr. Chanana to manage the Company’s U.S. and global business strategy, corporate planning and governance. Mr. Wacha will also serve as an Executive Director on the Company’s Board of Directors.

“We are excited to have Bruce join Amira as a key member of our executive team based in New York, bringing with him extensive corporate finance, M&A, planning and analysis and capital markets experience,” said Mr. Chanana. “Bruce comes to Amira with more than 15 years of experience in the financial services industry, most recently at Deutsche Bank where he served as a strategic advisor to Amira. We look forward to Bruce’s contributions as we continue to execute on our strategic growth initiatives in the U.S. and globally to extend the presence of the Amira brand in new and existing markets.”

Mr. Wacha served as a Director in Deutsche Banks’s Global Consumer group advising corporate clients across the food, beverage and consumer products landscape.  Prior to Deutsche Bank he also held positions with Merrill Lynch & Co, Inc. and Prudential Securities, Inc.  Mr. Wacha earned both a Bachelor of Arts and a Masters of Business Administration from Columbia University’s Columbia College and Columbia Business School, respectively.

“I am very excited to join Karan and the Amira team,” said Mr. Wacha. “After working with the Company for the past three years, including on its October 2012 initial public offering, it’s a tremendous opportunity for me to help them further capitalize on their future U.S. and global growth opportunities from the Company’s new office in New York.”

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of branded packaged Indian specialty rice, with sales in over 40 countries today. Amira sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under their flagship Amira brand as well as under other third party brands. Amira sells its products primarily in emerging markets through a broad distribution network. Amira’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, the United Kingdom, and the United States. For more information please visit www.amira.net

Contact

ICR
Katie Turner, 646.277.1200